Exhibit 99.1

Brookfield Asset Management Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2012 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2012 First Quarter Results conference call can be accessed via webcast on May 10, 2012 at 2:00 p.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 1:50 p.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS STRONG
FUNDS FROM OPERATIONS OF $283 MILLION FOR FIRST QUARTER OF 2012

TORONTO, May 10, 2012 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced its financial results for the quarter ended March 31, 2012. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three months ended March 31
US millions (except per share amounts)	2012	2011

Total return1
– for Brookfield shareholders	$711	$427

Net income
– total	$720	$570
– for Brookfield shareholders	416	278

Funds from operations1
– total	$622	$516
– for Brookfield shareholders	283	231

Per Brookfield share
Total return1	$1.13	$0.69
Net income	$0.60	$0.41
Funds from operations1	$0.40	$0.33

1.	Non-IFRS measure. See Basis of Presentation on page 3 for details.

“Investments we made over the past four years are now making a significant contribution to our results, and we are seeing strong performance from virtually all our major businesses,” commented Bruce Flatt, CEO of Brookfield. “Our global operations provide us a competitive advantage, and we are focused on expanding our operations through organic growth initiatives and acquisitions.”

1|  Brookfield Asset Management Inc. – 2012 Q1 Results

Highlights

We recorded strong financial and operating performance during the first quarter of 2012, and remain well positioned for future growth. The following list summarizes our more important achievements during the period:

•	We generated strong financial results, including a Total Return for Brookfield shareholders of $711 million, or $1.13 per share.

Total return is comprised of $283 million in funds from operations (“FFO”) and $457 million in valuation gains offset by $29 million of preferred share dividends. Improved performance and economic conditions in most of our operations contributed to this favorable result.

FFO totalled $622 million on a consolidated basis, of which $283 million (or $0.40 per share) accrued to Brookfield shareholders. This represents a $52 million increase over the $231 million attributable to Brookfield shareholders in the 2011 quarter. Notable FFO growth occurred in our property operations, which benefitted from expansion initiatives and increased lease rates. Investment and other income also increased meaningfully due to improved capital markets conditions. Certain cyclical businesses that are tied to the U.S. homebuilding business remain below historical levels, but we expect them to outperform over the long term.

Consolidated net income was $720 million, of which $416 million (or $0.60 per share) accrued to Brookfield shareholders. This compares to $278 million (or $0.41 per share) in the 2011 quarter. The increase reflects the higher level of FFO as well as increases in valuation gains recorded in net income, offset in part by an increase in deferred income tax provisions. The largest portion of valuation gains occurred within our North American office and retail property portfolios.

•	We continued to expand our asset management franchise with both listed and private entities.

We filed a registration statement for our proposed listed property business, that will rank as one of the largest and most diversified public property businesses, and are advancing capital campaigns for eight private funds with a goal of obtaining further third party commitments of approximately $5 billion. Our listed renewable energy unit ranks among the world’s largest public renewable power companies and our listed infrastructure business is well positioned as a global leader; with a number of growth opportunities for each business.

•	We raised $6.2 billion of capital during the first four months of 2012 through asset sales, equity issuance, fund formation and debt financings.

Low interest rates, receptive credit markets and strong investor interest in our income-generating, high quality assets continued to support our capital raising and refinancing initiatives. These activities enhanced our liquidity, refinanced near-term maturities, lowered our cost of capital and extended terms, and funded new investment initiatives. Core liquidity was $4.2 billion at March 31, 2012.

•	We completed and advanced a number of growth initiatives that increased the value and cash flows of our assets.

We leased 2.3 million square feet of commercial property at rents substantially higher than the expiring leases. Initial rents for new leases in our U.S. mall portfolio increased by 7.4% on a comparable basis and we continued to reposition the business by spinning out 30 malls into a new entity focused on these specific operations.

In our power business, we continue to expand our portfolio through acquisitions and developments, adding 332 megawatts, and continue to advance construction on four projects with a further

99 megawatts of installed capacity. Within our infrastructure operations, we have now completed

2|  Brookfield Asset Management Inc. – 2012 Q1 Results

approximately 60% of our $600 million Australian rail expansion, which is now contributing meaningfully to FFO.

In total, we completed $2.5 billion of acquisitions and capital expansions, deploying $1.9 billion of equity capital for our operating platforms and our clients.

Intrinsic Value of Common Equity

The intrinsic value of Brookfield’s common equity was $42.35 per share at March 31, 2012. This includes net tangible asset value of $35.88 per share and $6.47 per share related to the company’s asset management franchise.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.14 per share (representing US$0.56 per share on an annualized basis), payable on August 31, 2012, to shareholders of record as at the close of business on August 1, 2012. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements make reference to total return, funds from operations, invested capital and intrinsic value.

Total return is defined as comprehensive income excluding deferred tax expenses and the impact of foreign currency fluctuations on the long-term capital invested in non U.S. operations, and including incremental valuation adjustments for assets not otherwise revalued under IFRS. Brookfield uses total return to assess the performance of the overall business as well as individual business units.

Funds from operations is defined as net income prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS. Brookfield uses funds from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

Invested capital represents the capital invested by the company in its operations on a segmented basis, net of the underlying liabilities and non-controlling interests. These balances are derived from the company’s IFRS balance sheets and are adjusted to exclude deferred income taxes and to include adjustments to present the fair value of assets and liabilities that are carried at historical book values or otherwise not reflected in the company’s IFRS balance sheets. Common equity on this basis is referred to as net tangible asset value.

Intrinsic value includes net tangible asset value, as represented by its invested capital, as well as the value attributed to the company’s asset management franchise. Asset management franchise value represents management’s estimate of the value attributable to the company’s asset management activities that is not otherwise included in net tangible asset value, based on current capital under management, associated fee arrangements, and potential growth.

Total return, funds from operations, invested capital and intrinsic value and their per share equivalents are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The company provides additional information on the determination of funds from operations, invested capital and intrinsic value and a reconciliation between funds from operations and net income attributable to Brookfield shareholders and invested capital and intrinsic value and common equity in the Supplemental Information available at www.brookfield.com.

3|  Brookfield Asset Management Inc. – 2012 Q1 Results

Additional Information
The Letter to Shareholders and the company’s Supplemental Information for the quarter ended

March 31, 2012 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

The attached statements are based primarily on information that has been extracted from our unaudited interim financial statements for the quarter ended March 31, 2012, which have been prepared using IFRS. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *
Brookfield Asset Management Inc. is a global alternative asset manager with approximately
$150 billion in assets under management. We have over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. We have a range of public and private investment products and services, which leverage our expertise and experience and provide us with a competitive advantage in the markets where we operate. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “continue,” “expect,” “believe,” “focus,” “goal,” “advance,” “grow,” and derivations thereof and other expressions, including conditional verbs such as “may” and will” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to the following: our focus on increasing cash flow through organic growth and opportunistic acquisitions; the growth of our operations as the economy recovers; the increase in the cash we generate and the value of our assets; capital campaigns for our private funds; our distribution policy and the payment of dividends; the potential launch of a flagship public entity for our property group; and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include the following: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including the ability to acquire or develop high quality assets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which we operate; availability of new tenants to fill property vacancies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by us with the securities regulators in Canada and the United States, including our most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

4|  Brookfield Asset Management Inc. – 2012 Q1 Results

CONSOLIDATED BALANCE SHEETS

	(Unaudited) March 31	December 31
US$ millions	2012	2011
Assets
Cash and cash equivalents	$2,299	$2,027
Other financial assets	3,786	3,773
Accounts receivable and other	6,796	6,723
Inventory	6,478	6,060
Investments	10,156	9,401
Investment properties	29,293	28,366
Property, plant and equipment	24,566	22,832
Timber	3,162	3,155
Intangible assets	3,929	3,968
Goodwill	2,609	2,607
Deferred income tax asset	2,091	2,110
Total Assets	$95,165	$91,022

Liabilities and Equity
Accounts payable and other	$9,742	$9,266
Corporate borrowings	3,791	3,701
Non-recourse borrowings
Property-specific mortgages	29,027	28,415
Subsidiary borrowings	4,923	4,441

Deferred income tax liability	5,963	5,817

Capital securities	1,535	1,650
Interests of others in consolidated funds	382	333
Equity
Preferred equity	2,443	2,140
Non-controlling interests in net assets	20,009	18,516
Common equity	17,350	16,743
Total equity	39,802	37,399
Total Liabilities and Equity	$95,165	$91,022

5|  Brookfield Asset Management Inc. – 2012 Q1 Results

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)
Three months ended March 31 US$ millions (except per share amounts)	2012	2011
Total revenues	$4,044	$3,413

Asset management and other services	77	76
Revenues less direct operating costs
Property	471	344
Renewable power	248	190
Infrastructure	198	181
Private equity	114	103
Equity accounted income	390	211
Investment and other income	177	133
	1,675	1,238
Expenses
Interest	654	546
Operating costs	121	112
Current income taxes	27	33
Net income prior to other items	873	547
Other items
Fair value changes	306	248
Depreciation and amortization	(297)	(221)
Deferred income taxes	(162)	(4)
Net income	$720	$570

Net income attributable to:
Brookfield shareholders	$416	$278
Non-controlling interests	304	292
	$720	$570

Net income per share
Diluted	$0.60	$0.41
Basic	$0.63	$0.42

Note:
The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results discussed elsewhere do not.

6|  Brookfield Asset Management Inc. – 2012 Q1 Results

RECONCILIATION OF NET INCOME TO TOTAL RETURN1

(Unaudited)
Three months ended March 31 US$ millions (except per share amounts)	2012	2011
Net income attributable to Brookfield shareholders (see page 6)2	$416	$278
Other comprehensive income2	409	319
Comprehensive income2	825	597
remove impact of:
Deferred income taxes2	124	(259)
Foreign currency revaluations2	(249)	(81)
add impact of:
Fair value changes not included in IFRS	40	195
	740	452
less: preferred share dividends	(29)	(25)
Total return	$711	$427
– Per share	$1.13	$0.69

(Unaudited)
Three months ended March 31 US$ millions	2012	2011
Total return consists of
Funds from operations (see below)	$283	$231
Valuation gains	457	221
less: preferred share dividends	(29)	(25)
	$711	$427

Notes:
1.	See Basis of Presentation on page 3.
2.	Excludes amounts attributable to non-controlling interests.
3.	Total return, valuation gains and funds from operations are non-IFRS measures.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

(Unaudited)
Three months ended March 31 US$ millions	2012	2011
Net income prior to other items (see page 6)	$873	$547
Adjust for: fair value changes within equity accounted income	(251)	(34)
Disposition gains recorded in equity under IFRS	—	3
	622	516
Non-controlling interest	(339)	(285)
Funds from operations2	$283	$231

Notes:

1.	See Basis of Presentation on page 3.
2.	Non-IFRS measure.

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